SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of April 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated June 1, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: June 1, 2004

F O R . I M M E D I A T E . R E L E A S E

Lockheed Martin Selects Spectrum flexComm™ SDR-3000 Platform for Advanced
Communications System Development

Columbia, MD — June 1, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal processing applications, today announced that its flexComm SDR-3000 software reconfigurable platform has been selected by Lockheed Martin Space Systems for the development of advanced communications systems.

“We are pleased that Lockheed Martin Space Systems will be employing Spectrum’s application specific platform offering,” stated James Atkins, President of Spectrum Signal Processing (USA) Inc. “The SDR-3000 is the only high performance platform of its kind designed specifically for communications applications. Its capabilities are ideal for developing leading-edge systems for use in a variety of defense communications programs.”

The flexComm SDR-3000 configuration for Lockheed Martin combines high performance field programmable gate arrays from Xilinx™ and PowerPC™ processors from Motorola and IBM for signal processing. RapidIO® provides a high bandwidth interconnect fabric between the processors, as well as the input/output functionality to the processors, to ensure efficient use of the processing resources. Software development tools include Spectrum’s quicComm™ hardware abstraction layer to facilitate algorithm partitioning and programming, and a POSIX-compliant real-time operating system.

“Spectrum’s SDR-3000 platform combines integrated, high performance hardware with communications optimized software to enable the development of advanced signal processing systems,” stated Chris Jelks, senior manager of strategic IR&D for Special Programs at Lockheed Martin Space Systems. “We will be using the SDR-3000 to develop foundational technology applicable to several communications-related programs.”

About Lockheed Martin
Headquartered in Bethesda, Maryland, Lockheed Martin employs about 130,000 people worldwide and is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. The Corporation reported 2003 sales of $31.8 billion. Lockheed Martin Space Systems Company, headquartered near Denver, Colo., is one of the major operating units of Lockheed Martin Corporation. Space Systems Company designs, develops, tests and manufactures a variety of advanced technology systems for space and defense. Chief products include space launch systems, defense systems, interplanetary and science spacecraft, spacecraft for commercial and government customers, fleet ballistic missiles and missile defense systems.

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum’s optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum provides its customers with faster time to market and lower costs via flexible, reliable and high-performance solutions. Spectrum platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a trademark of Xilinx, Inc.
® PowerPC is a trademark of International Business Machines Corporation.
™ RapidIO is a trademark of the RapidIO Trade Association.

Spectrum Contacts:
Mark Briggs
Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com

MEDIA ADVISORY

Spectrum Signal Processing to Host 2004 Annual General Meeting Conference Call and Live Audio Webcast

Burnaby, B.C., Canada — May 5, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will hold its 2004 Annual General Meeting of its shareholders at 1:30 pm Pacific / 4:30 pm Eastern time at its Burnaby, British Columbia headquarters. Mr. Andrew Harries, Spectrum Director, will oversee the meeting. A conference call has been set up for those unable to attend in person.

To access the Spectrum Conference Call:

Date: Monday, May 10, 2004

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 416.405.9328 or 1.800.387.6216. A replay of the call will be available from May 10, 2004 to May 17, 2004 and can be accessed by dialing 1.416.695.5800 or 1.800.408.3053 followed by the access code 3047541#.

Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com

The replay will be available on Spectrum’s web site until May 17, 2004.

About Spectrum Signal Processing, Inc.

Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum also offers applications engineering services to US government agencies and contractors through its security cleared facility. More information on Spectrum and its flexComm product line can be found at www.spectrumsignal.com.

™ flexComm is trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Chief Financial Officer
Phone: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com